Notification of dividend / distribution Notification of dividend / distribution 1 / 6 Announcement Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type New announcement Date of this announcement 23/2/2022 Distribution Amount AUD 6.62840000 Ex Date 10/3/2022 Record Date 11/3/2022 Payment Date 21/4/2022 DRP election date Tuesday March 29, 2022 17:00:00 Additional Information The 2021 final dividend of AUD 5.7704 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 0.8580 per share is fully franked at the applicable corporate rate of 30%. Refer to below for full details of the announcement EXHIBIT 99.8

Notification of dividend / distribution Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 23/2/2022 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 31/12/2021 2A.4 +Record Date 11/3/2022 Special Ordinary New announcement

Notification of dividend / distribution

2A.5 Ex Date

10/3/2022

2A.6 Payment Date

21/4/2022

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

- Security holder approval
- Court approval
- Lodgement of court order with +ASIC
- ACCC approval
- FIRB approval
- Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

☑ No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

AUD - Australian Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

AUD 6.62840000

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
☑ Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
☑ We have a Dividend/Distribution Reinvestment Plan (DRP)

2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution?
☑ Yes

2A.11a(i) DRP Status in respect of this dividend/distribution

Full DRP

2A.12 Does the +entity have tax component information apart from franking?
☑ No

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).
☑ Yes

2B.2 Please provide a description of your currency arrangements

All dividends will be paid by direct credit. Where a securityholder has nominated an Australian or United Kingdom financial institution account for receipt of payments, payment will be made by direct credit in AUD or GBP as

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Notification of dividend / distribution

applicable. Payments in GBP will be converted from AUD at the exchange rate applicable 5 business days prior to the dividend payment date and released to the ASX the following day.
Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: www.investorcentre.com/au

2B.2a Other currency/currencies in which the dividend/distribution will be paid:

Currency	Payment currency equivalent amount per security
GBP - Pound Sterling	GBP

2B.2b Please provide the exchange rates used for non-primary currency payments

2B.2c If payment currency equivalent and exchange rates not known, date for information to be released

13/4/2022

Estimated or Actual?
☑ Actual

2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements?
☑ No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?
☑ No

3A.1a Ordinary dividend/distribution estimated amount per +security

AUD

3A.1b Ordinary Dividend/distribution amount per security

AUD 5.77040000

3A.2 Is the ordinary dividend/distribution franked?
☑ Yes

3A.2a Is the ordinary dividend/distribution fully franked?
☑ Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

AUD 5.77040000

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

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Notification of dividend / distribution

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

AUD 0.00000000

Part 3B - Special dividend/distribution

3B.1 Is the special dividend/distribution estimated at this time?
☑ No

3B.1a Special dividend/distribution estimated amount per +security

AUD

3B.1b Special dividend/distribution amount per +security

AUD 0.85800000

3B.2 Is special dividend/distribution franked?
☑ Yes

3B.2a Is the special dividend/distribution fully franked?
☑ Yes

3B.3 Percentage of special dividend/distribution that is franked

100.0000 %

3B.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3B.4 Special dividend/distribution franked amount per +security

AUD 0.85800000

3B.5 Percentage of special dividend/distribution that is unfranked

0.0000 %

3B.6 Special dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3B.7 Special dividend/distribution conduit foreign income amount per +security

AUD 0.00000000

Part 4A - +Dividend reinvestment plan (DRP)

4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP?
☑ Do not participate in DRP (i.e. cash payment)

4A.2 Last date and time for lodgement of election notices to share registry under DRP

Tuesday March 29, 2022 17:00:00

4A.3 DRP discount rate

0.0000 %

4A.4 Period of calculation of reinvestment price

Start Date

End Date

4A.5 DRP price calculation methodology

Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the
DRP price will be the average of the deal prices of those transactions. DRP price will be announced to the market.

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Notification of dividend / distribution Notification of dividend / distribution 6 / 6 4A.6 DRP Price (including any discount): AUD 4A.7 DRP +securities +issue date   4A.8 Will DRP +securities be a new issue? 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? 4A.11 Are there any other conditions applying to DRP participation? 4A.12 Link to a copy of the DRP plan rules under Rio Tinto Limited tab.https://www.riotinto.com/invest/shareholder-information/dividends 4A.13 Further information about the DRP Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary The 2021 final dividend of AUD 5.7704 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 0.8580 per share is fully franked at the applicable corporate rate of 30%. No No No No